UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)
                               (Amendment No. 2 )*


                                  OpenTV Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Ordinary Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G6754310
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 23, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [ X ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


=================================================================== ============

CUSIP No.G6754310                                          Page 2 of 6 Pages
         ---------                                              -    -

=================================================================== ============
========= ======================================================================

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      AOL Time Warner Inc.
      13-4099534

----- ----------------------------------------------------------------------
----- ----------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a [  ]
                                                                 b [  ]

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------

3     SEC USE ONLY


----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

===== ==========================================================================
================================ ========= =====================================

                                 5       SOLE VOTING POWER         0
          NUMBERS OF
            SHARES
         BENEFICIALLY          --------- ---------------------------------------
           OWNED BY            --------- ---------------------------------------
             EACH
           REPORTING             6       SHARED VOTING POWER      2,575,193 (1)
            PERSON
             WITH              --------- ---------------------------------------
                               --------- ---------------------------------------
                                 7       SOLE DISPOSITIVE POWER     0

                               --------- ---------------------------------------
                               --------- ---------------------------------------
                                 8       SHARED DISPOSITIVE POWER  2,575,193 (1)
================================ ========= =====================================
=========== ====================================================================

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON   2,575,193 (1)

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [  ]
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         6.4.% (1)

------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------

12     TYPE OF REPORTING PERSON*                HC

====== =========================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





----------------------
(1) See response to Item 4(c)(ii).

Cusip No.         G6754310                                  Page 3 of 6 Pages
                  --------                                       -    -

Item 1(a)         Name of Issuer

                  OpenTV Corp.
                  --------------------------------------------------------------
Item 1(b)         Address of Issuer's Principal Executive Offices:

                  401 East Middlefield Road
                  Mountainview, CA  94043

Item 2(a)         Name of Person Filing:

                  AOL Time Warner Inc.
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  75 Rockefeller Plaza
                  New York, NY  10019

Item 2(c)         Citizenship:      Delaware

Item 2(d)         Title of Class of Securities:

                  Class A Ordinary Shares
                  --------------------------------------------------------------

Item 2(e)         CUSIP Number:

                           G6754310
                  --------------------------------------------------------------
Item 3. If This Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)          [  ] Broker or dealer registered under Section 15 of the
                       Exchange Act.

     (b)          [  ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)          [  ] Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act.

     (d)          [  ] Investment company registered under Section 8 of the
                       Investment Company Act.

     (e)          [  ] An investment adviser in accordance with Rule 13d-1
                       (b)(1)(ii)(E);

     (f)          [  ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)          [  ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)          [  ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

     (i)          [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)          [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.                  [X]

Cusip No.     G6754310                                     Page 4 of 6 Pages
              --------                                          -    -

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)         Amount beneficially owned:

            2,575,193 (1)
            -------------------------------------------------------

(b)        Percent of Class:

           6.4% (1)
           ------------------------------------------------------------
(c)        Number of shares as to which such person has:

(i)        Sole power to vote or to direct the vote            0               ,
                                                      --------------------------

(ii)       Shared power to vote or to direct the vote     2,575,193 (1)        ,
                                                       -------------------------

(iii)      Sole power to dispose or to direct the disposition of,     0        ,
                                                                    ------------

(iv)       Shared power to dispose or to direct the disposition of 2,575,193(1),
                                                                  --------------


Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

       Instruction.  Dissolution of a group requires a response to this item.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          TWI-OTV Holdings Inc. (a wholly owned indirect subsidiary of AOL Time Warner Inc.) - CO
          - 1,126,126 shares

          America Online, Inc. (a wholly owned direct subsidiary of AOL Time Warner Inc.) - CO
         - 1,449,067 shares

Item 8.  Identification and Classification of Members of the Group.

                   Not applicable

Item 9.  Notice of Dissolution of Group.

                   Not applicable

--------------------------
(1) Solely as a result of an agreement among TWI-OTV Holdings Inc., LDIG OTV, Inc., General Instrument Corporation, America Online, Inc. and News America Incorporated to vote their shares in favor of each others' directors pursuant to an Investors' Rights Agreement dated as of October 23, 1999 (the "Investors Agreement"), AOL Time Warner also may be deemed the beneficial owner of 2,252,250 Class A Ordinary Shares owned by LDIG OTV, Inc.;
  1,126,126 Class A Ordinary Shares owned by General Instrument Corporation; and 2,252,252 Class A Ordinary shares owned by News America Incorporated.
  AOL Time Warner Inc. disclaims beneficial ownership of the shares covered by the Investors Agreement and owned by LDIG OTV, Inc., General Instrument Corporation and News America Incorporated.

Cusip No.         G6754310                                  Page 5 of 6 Pages
                  --------                                       -    -


Item 10. Certifications.

         By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No.         G6754310                                    Page 6 of 6 Pages
                  --------                                         -    -


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Date:  February 13, 2002


                                           AOL Time Warner Inc.

                                             /s/ Wayne H. Pace
                                           -------------------------------------
                                                       (Signature)

                                           Wayne H. Pace, Executive Vice
                                           President and Chief Financial Officer
                                           -------------------------------------
                                                       (Name/Title)